14041922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2014
REGISTRATIONS BRANCH
17

SEC FILE NUMBER
8-48776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTON SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 STATE STREET
(No. and Street)

ALTON	IL	62002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATT MABERRY (618) 466-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD	CHESTERFIELD	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS ROSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTON SECURITIES GROUP, INC., as of SEPTEMBER 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

OFFICIAL SEAL
JAMIE LYNN RUYLE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/01/18

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTON SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND REPORTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2014

ALTON SECURITIES GROUP, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2014

HOLT & PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Alton Securities Group, Inc.
Alton, Illinois

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Alton Securities Group, Inc. as of September 30, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditor, and cash flows for the year then ended. These financial statements are the responsibility of Alton Securities Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alton Securities Group, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

The supplemental information located on page 15 has been subjected to audit procedures performed in conjunction with the audit of Alton Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of Alton Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005
November 17, 2014

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Review Report

Board of Directors and Stockholders
Alton Securities Group, Inc.
Alton, Illinois

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alton Securities Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Alton Securities Group, Inc. claimed an exemption from 17. C.F.R. § 240.15c3.3: (2) (ii) (the "exemption provision") and (2) Alton Securities Group, Inc. stated that Alton Securities Group, Inc. met the identified exemption provisions through the most recent fiscal year without exception. Alton Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alton Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005
November 17, 2014

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

ALTON SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS	
Current Assets:	
Cash and Cash Equivalents	$ 69,503
Deposit with Clearing Broker	50,000
Receivable from Clearing Broker	42,573
Prepaid Insurance	922
Prepaid State Income Taxes	1,579
Prepaid Federal Income Tax	4,275
Total Current Assets	168,852
Fixed Assets:	
Furniture and Equipment, at Cost, Less Accumulated Depreciatio $34,224	11,089
Other Assets:	
Deposits	3,875
Deferred Tax Asset - Federal	5,900
Deferred Tax Asset - States	3,150
Total Other Assets	12,925
Total Assets	$ 192,866
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts Payable	$ 34,219
Accrued Payroll	18,856
Payroll Taxes Payable	1,443
Deferred Tax Liability - Federal	500
Deferred Tax Liability - States	150
Total Current Liabilities	55,168
Long-Term Liabilities:	
Note Payable to Stockholder - Nonsubordinated	14,900
Note Payable to Stockholder - Subordinated	14,900
Total Long-Term Liabilities	29,800
Total Liabilities	84,968
Stockholders' Equity:	
Common Stock, Class A, $100 Par Value, Authorized 2,250 Shares, Issued and Outstanding 1,052 Shares	105,200
Common Stock, Class B, $100 Par Value, Authorized 15,000 Shares, Issued 301 Shares, Outstanding 0 Shares	30,100
Treasury Stock, Class A, $100 Par Value, 175 Shares, At Value	(15,832)
Treasury Stock, Class B, $100 Par Value, 301 Shares, At Cost	(30,100)
Additional Paid-In Capital	19,241
Retained Earnings	(711)
Total Stockholders' Equity	107,898
Total Liabilities and Stockholders' Equity	$ 192,866

See Independent Auditor's Reports and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Revenues:	
Commissions and Fees	$ 997,749
Interest Income	85,552
Trading Profits (Loss)	(14,439)
Total Revenues	1,068,862
Expenses:	
Employee Compensation and Benefits	173,650
Commissions - Employees	103,921
Contractual Commissions	358,519
Informational Systems/Clearing Fees	215,823
Contributions	490
Occupancy and Equipment Rental	30,107
Interest	1,788
Taxes, Other than Income Taxes	21,216
Advertising	18,877
Depreciation	2,347
Insurance	25,943
License and Fees	11,451
Professional Fees	64,167
Travel and Entertainment	17,299
Telephone	13,933
Repairs and Maintenance	686
Supplies	14,958
Subscriptions	13,950
Utilities	19,621
Other Operating Expenses	5,770
Total Expenses	1,114,516
Income (Loss) Before Income Taxes	(45,654)
Provision (Benefit) for Income Taxes, Including Net Deferred Taxes of ($8,800)	(8,800)
Net Income (Loss)	$ (36,854)
Earnings (Loss) Per Share of Common Stock	$ (35.03)

See Independent Auditors' Reports and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Common Stock				Treasury Stock				Additional Paid-in	Retained	Total Stockholders'
	Class A		Class B		Class A		Class B				
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balances, Beginning of Year	1052	$ 105,200	301	$ 30,100	175	$ (15,832)	301	$ (30,100)	$ 19,241	$ 36,143	$ 144,752
Net Income (Loss)										(36,854)	(36,854)
Balances, End of Year	1052	$ 105,200	301	$ 30,100	175	$ (15,832)	301	$ (30,100)	$ 19,241	$ (711)	$ 107,898

See Independent Auditors' Reports and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Subordinated Borrowings, Beginning of Year	$ 14,900
Increases:	
Issuance of Subordinated Notes	0
Decreases:	
Payment of Subordinated Notes	0
Subordinated Borrowings, End of Year	$ 14,900

ALTON SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (36,854)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Depreciation	2,347
Net Deferred Taxes	(8,800)
(Increase) Decrease in Operating Assets:	
Receivable from Clearing Broker	18,359
Prepaid Insurance	6
Prepaid State Income Taxes	60
Deposits	(3,375)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(37,344)
Accrued Payroll	(5,306)
Payroll Taxes Payable	(19)
State Income Taxes Payable	(142)
Net Cash Provided (Used) by Operating Activities	(71,068)
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(978)
Net Increase (Decrease) in Cash, Cash Equivalents, and Deposits with Clearing Broker	(72,046)
Cash, Cash Equivalents, and Deposits with Clearing Broker:	
Beginning of Year	191,549
End of Year	$ 119,503
Supplemental Disclosures:	
Interest Paid	$ 1,788
Taxes Paid	$ 142

ALTON SECURITIES GROUP, INC.
Notes to Financial Statements
For the Year Ended September 30, 2014

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Alton Securities Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation with headquarters in Alton, Illinois, and operating throughout the United States. The broker-dealer's primary source of revenue is commissions from providing brokerage services to customers who are small businesses and individuals.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Securities Transactions and Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The amount of current and deferred tax assets and payables or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Depreciation

Depreciation is provided on a straight-line basis using the estimated useful lives as follows:

	Years	Cost	Accumulated Depreciation
Furniture and Equipment	3-10	$ 45,313	$ 34,224
		45,313	$ 34,224
Less Accumulated Depreciation		(34,224)	
Net Property and Equipment		$ 11,089	

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Cash

The Company at times during the year had cash deposits which exceeded $250,000 in multiple accounts in one bank. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds at member banks.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly, no reserve account is required.

NOTE 4: RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company clears its transactions through RBC Capital Management on a fully disclosed basis. At year end, the amount receivable from the clearing broker is $42,573; no amounts are due to the clearing broker. The year end receivable is deemed fully collectible.

NOTE 5: NOTE PAYABLE

The Company borrowed, previously under a subordinated liability, $14,900 from a stockholder. This note was originally dated September 30, 1996, and extended on July 8, 2004, and extended again on August 18, 2010. This note was reclassified from subordinated to nonsubordinated with the August 18, 2010 extension. The Company pays interest at a rate of 6 percent. The note matures on July 15, 2016.

NOTE 6: SUBORDINATED BORROWINGS

The borrowings under subordination agreements originally dated September 30, 1996, and extended on July 8, 2004, and extended again on August 18, 2010, are listed below.

Subordinated notes, 6 percent, due July 15, 2016	$14,900

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2014, the Company had net capital of $91,624 which was $41,624 in excess of its required net capital of $50,000. The Company's net capital ratio was .76 to 1.

NOTE 8: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined with FASB ASC740-10, Accounting for Income Taxes, are as follows:

	Current	Deferred	Prior	Total
Federal	$ 0	$ (5,700)		$ (5,700)
State	0	(3,100)		(3,100)
	$ 0	$ (8,800)	$ 0	$ (8,800)

Deferred income tax assets and liabilities are principally applicable to differences in tax and book depreciation and net operating loss carry forwards. Net deferred income tax asset is $8,400 as of September 30, 2014.

	Deferred Tax Asset	Deferred Tax Liability	Net Deferred Tax Liability (Assets)
Federal	$ 5,900	$ 500	$ (5,400)
States	3,150	150	(3,000)
	$ 9,050	$ 650	$ (8,400)

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected Income Tax Expense (Refund) at U.S. Statutory Tax Rate	$ (6,848)
The effect of:	
Nondeductible Expenses	1,148
Income Tax Expense (Benefit)	$ (5,700)

NOTE 9: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (1,052 shares). Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 10: PENSION PLAN

The Company adopted a SIMPLE - IRA plan effective September 1, 1997. Any employee who has received at least $5,000 in compensation is eligible to contribute to this plan. The plan calls for the Company to make matching contributions towards employee contributions. The contribution matches dollar for dollar up to three (3) percent of compensation. The Company has no future liability beyond the match. Pension expense for the year amounted to $6,423.

NOTE 11: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 12: LEASE AND OTHER COMMITMENTS

The Company leases office space under a lease agreement. The lease agreement expires August 31, 2015 and continues month to month. The lease agreement calls for lease payments of $2,500 per month and the associated cost of insurance. Lease payments totaled $30,000 for the year. The office space is leased from a related company which is owned by the same stockholders as the Company.

The Company leases postage equipment under a 39 month agreement expiring January, 2017. The Company pays quarterly rental payments of $74.85. The rental agreement provides for a fair market purchase option at the end of the lease. Payments under this lease totaled $150 for the year.

The Company entered into a lease, maintenance and software support agreement. The agreement provides computer equipment, lease of software, installation and removal of equipment, and ongoing equipment maintenance and support. The agreement began June 15, 2013, and calls for 60 monthly payments of $1,183.55. The lease ends on June 14, 2018, with an early termination option by six months notice by either party. Lease payments totaled $14,202.60 for the year.

At year end, the future minimum lease payments under the terms of the various leases and agreements are as follows:

Year Ending September 30,	Amount
2015	$ 42,002
2016	14,502
2017	14,277
2018	14,203
2019	9,468
	$ 94,453

NOTE 13: RELATED PARTY TRANSACTIONS

The Company has a related company (Alton Capital Management, Inc.) which is owned by the same owners as the Company. Alton Capital Management, Inc. derives its revenues from investment advisory services. The Company receives administration fees from Alton Capital Management, Inc. During the year, the Company received $46,654 in administration fees.

See Note 5 for note payable from a related party – stockholder.

See Note 6 for subordinated note payable from a related party – stockholder.

See Note 12 for related party transactions relating to rent.

NOTE 14: ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount totaled $18,877 during the year. The Company did not incur any direct-response advertising cost during year.

NOTE 15: ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company files income tax returns in the U.S. federal and states of Illinois, Missouri, California, Minnesota, Nebraska, and North Carolina jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years before 2010.

NOTE 16: DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 17, 2014, the date of the management representation letter and the date the financial statements were available to be issued.

NOTE 17: FINRA CONTINGENCY DISCLOSURE

The Company is in receipt of a Wells notice from FINRA indicating that the regulator believes the firm violated certain rules. The firm is assessing whether to contest this potential action or seek a settlement. To date the Company is not able to assess the likelihood of an unfavorable outcome or the estimate or range of a potential settlement at this point in the matter.

SCHEDULE I

ALTON SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2014

NET CAPITAL	
Total Stockholders' Equity Qualified for Net Capital:	$ 107,898
Add:	
Subordinated Borrowings Allowable in Computation of Net Capital	14,900
Total Capital and Allowable Subordinated Borrowings	122,798
Deductions and/or Charges:	
Non-Allowable Assets:	
Furniture and Equipment (Net)	11,089
Other Assets	19,801
Total	30,890
Haircuts on securities:	
Other Securities	284
Total Net Capital	$ 91,624
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition	
Accrued Payroll	$ 18,856
Accounts Payable	34,219
Other Accrued Expenses	1,443
Note Payable to Stockholder - Nonsubordinated	14,900
Total Aggregate Indebtedness	$ 69,418
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 50,000
Ratio: Aggregate Indebtedness to Net Capital	0.76 to 1

There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on September 30, 2014.

EXEMPTION REPORT

SEC Rule 17a5(d)(4)

September 30, 2014

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Alton Securities Group, Inc. is a broker/dealer registered with the SEC and FINRA.
- Alton Securities Groups, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended September 30, 2014.
- Alton Securities Group, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Alton Securities Group, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3- throughout the period of June 1st, 2014 through September 30th, 2014 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Dennis Rose
Financial Operations Principal